Exhibit 99.1

FINANCIAL APPENDIX

Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations
Core Financial Measures
Takeda’s Core Financial Measures, particularly Core Revenue, Core Operating Profit, Core Net Profit for the Year attributable to owners of the Company and Core EPS, exclude revenue from divestments, amortization and impairment losses on intangible assets associated with products (includes in-process R&D) and other impacts unrelated to the underlying trends and business performance of Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs. Core Revenue represents revenue adjusted to exclude revenue items unrelated to the underlying trends and business performance of Takeda’s core operations. Core Operating Profit represents operating profit adjusted to exclude other operating expenses and income, amortization and impairment losses on intangible assets associated with products (includes in-process R&D) and non-cash items or items unrelated to the underlying trends and business performance of Takeda’s core operations. Core EPS represents net profit for the year attributable to owners of the Company, adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to the underlying trends and business performance of Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.
Takeda presents its Core Financial Measures because Takeda believes that these measures are useful to understanding its business without the effect of items that Takeda considers to be unrelated to the underlying trends and business performance of its core operations, including items (i) which may vary significantly from year-to-year or may not occur in each year, or (ii) whose recognition Takeda believes is largely uncorrelated to trends in the underlying performance of our core business. Takeda believes that similar measures are frequently used by other companies in its industry, and that providing these measures helps investors evaluate Takeda’s performance against not only its performance in prior years but on a similar basis as its competitors. Takeda also presents Core Financial Measures because these measures are used by Takeda for budgetary planning and compensation purposes (i.e., certain targets for the purposes of Takeda’s Short-Term Incentive and Long-Term Incentive compensation programs, including incentive compensation of the CEO and CFO, are set in relation to the results of Takeda’s Core Financial Measures).
Constant Exchange Rate (“CER”) Change
Constant Exchange Rate (CER) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating financial results in accordance with IFRS or Core (non-IFRS) financial measures for the current period using corresponding exchange rates in the same period of the previous fiscal year.
Takeda presents CER change because we believe that this measure is useful to investors to better understand the effect of exchange rates on our business, and to understand how our results of operations might have changed from year to year without the effect of fluctuations in exchange rates. These are the primary ways in which our management uses these measures to evaluate our results of operations. We also believe that this is a useful measure for investors as similar performance measures are frequently used by securities analysts, investors and other interested parties in the evaluation of the results of operations of other companies in our industry (many of whom similarly present measures that adjust for the effect of exchange rates).
The usefulness of this presentation has significant limitations including, but not limited to, that while CER change is calculated using the same exchange rates used to calculate financial results as presented under IFRS for the previous fiscal year, this does not necessarily mean that the transactions entered into during the relevant fiscal year could have been entered into or would have been recorded at the same exchange rates. Moreover, other companies in our industry using similarly titled measures may define and calculate those measures differently than we do, and therefore such measures may not be directly comparable. Accordingly, CER change at constant exchange rates should not be considered in isolation and is not, and should not be viewed as, a substitute for change in financial results as prepared and presented in accordance with IFRS. Starting from the quarter ended June 30, 2024, we ceased adjustments for CER change for the results of operations of subsidiaries in countries experiencing hyperinflation and for which IAS29, Financial Reporting in Hyperinflation Economies, is applied, because of the increased impacts of hyperinflation in the calculation of CER change using corresponding exchange rates in the same period of the previous fiscal year, effectively keeping CER change for these subsidiaries unchanged from those reported with IAS29.

Free Cash Flow and Adjusted Free Cash Flow
Takeda defines Free Cash Flow as cash flows from operating activities less acquisition of property, plant and equipment (“PP&E”). Takeda defines Adjusted Free Cash Flow as cash flows from operating activities, subtracting payments for acquisition of PP&E, intangible assets, investments (excluding debt investments classified as Level 1 in the fair value hierarchy) and businesses, net of cash and cash equivalents acquired, and other transactional payments deemed related or similar in substance thereto as well as adding proceeds from sales of PP&E, sales and redemption of investments (excluding debt investments classified as Level 1 in the fair value hierarchy) and sales of businesses, net of cash and cash equivalents divested, and further adjusting for the movement of any other cash that is not available to Takeda’s immediate or general business use.
Takeda presents Free Cash Flow and Adjusted Free Cash Flow because Takeda believes that these measures are useful to investors as similar measures of liquidity are frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Adjusted Free Cash Flow is also used by our management to evaluate our liquidity and our cash flows, particularly as they relate to our ability to meet our liquidity requirements and to support our capital allocation policies. Takeda also believes that Free Cash Flow and Adjusted Free Cash Flow are helpful to investors in understanding how our strategic acquisitions and divestitures of businesses contribute to our cash flows and liquidity.
The usefulness of Free Cash Flow and Adjusted Free Cash Flow to investors has significant limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they do not reflect the effect of our current and future contractual and other commitments requiring the use or allocation of capital and (iii) the addition of proceeds from sales and redemption of investments and the proceeds from sales of business, net of cash and cash equivalents divested do not represent cash received from our core ongoing operations. Free Cash Flow and Adjusted Free Cash Flow should not be considered in isolation and are not, and should not be viewed as, substitutes for cash flows from operating activities or any other measure of liquidity presented in accordance with IFRS. The most directly comparable measure under IFRS for Free Cash Flow and Adjusted Free Cash Flow is net cash from operating activities. Starting from the quarter ended June 30, 2024, we i) changed the title of Free Cash Flow as previously represented to "Adjusted Free Cash Flow" and ii) began reporting “Free Cash Flow” as cash flows from operating activities less acquisition of PP&E. This change is intended to enhance the comparability of our Free Cash Flow disclosures to those of our peers and to better describe the nature of these measures as presented by Takeda.
EBITDA and Adjusted EBITDA
Takeda defines EBITDA as consolidated net profit before income tax expenses, depreciation and amortization and net interest expense. Takeda defines Adjusted EBITDA as EBITDA further adjusted to exclude impairment losses, other operating income and expenses (excluding depreciation and amortization), finance income and expenses (excluding net interest expense), our share of loss from investments accounted for under the equity method and other items that management believes are unrelated to our core operations such as purchase accounting effects and transaction related costs.
Takeda presents EBITDA and Adjusted EBITDA because Takeda believes that these measures are useful to investors as they are frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Primarily, Adjusted EBITDA is used by Takeda for the purposes of monitoring its financial leverage. Takeda further believes that Adjusted EBITDA is helpful to investors in identifying trends in its business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis.
The usefulness of EBITDA and Adjusted EBITDA to investors has significant limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in the pharmaceutical industry, (ii) they exclude financial information and events, such as the effects of an acquisition, or amortization of intangible assets, that some may consider important in evaluating Takeda’s performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not include all items which investors may consider important to an understanding of our results of operations, or exclude all items which investors may not consider to be so. EBITDA and Adjusted EBITDA should not be considered in isolation and are not, and should not be viewed as, substitutes for operating income, net profit for the year or any other measure of performance presented in accordance with IFRS. The most closely comparable measure presented in accordance with IFRS is net profit for the period.

Net Debt and Adjusted Net Debt
Takeda defines Net Debt as the book value of bonds and loans on consolidated statements of financial position adjusted only for cash and cash equivalents, and Adjusted Net Debt first by calculating the sum of the current and non-current portions of bonds and loans as shown on our consolidated statement of financial position, which is then adjusted to reflect (i) the use of prior 12-month average exchange rates for non-JPY debt outstanding at the beginning of the period and the use of relevant spot rates for new non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period, which reflects the methodology our management uses to monitor our leverage, and (ii) the “equity credit” applied to Takeda’s “hybrid” subordinated indebtedness by S&P Global Rating Japan in recognition of the equity-like features of those instruments pursuant to such agency’s ratings methodology. To calculate Adjusted Net Debt, Takeda deducts from this figure cash and cash equivalents, excluding cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets.
Takeda presents Net Debt and Adjusted Net Debt because Takeda believes that these measures are useful to investors in that our management uses it to monitor and evaluate our indebtedness, net of cash and cash equivalents, and, in conjunction with Adjusted EBITDA, to monitor our financial leverage (for the avoidance of doubt, Adjusted Net Debt and the ratio of Adjusted Net Debt to Adjusted EBITDA are not intended to be indicators of Takeda’s liquidity). Takeda also believes that similar measures of indebtedness are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Particularly following the acquisition of Shire, investors, analysts and, in particular, ratings agencies, have closely monitored Takeda’s leverage, as represented by the ratio of its Adjusted Net Debt to Adjusted EBITDA. In light of the weight given by ratings agencies in particular to this ratio, Takeda believes that such information is useful to investors to help understand not only Takeda’s financial leverage, but also how ratings agencies evaluate the level of financial leverage in evaluating Takeda’s quality of credit. Accordingly, as described below, Takeda includes an adjustment to its Adjusted Net Debt to reflect the “equity credit” afforded to certain of its subordinated indebtedness by ratings agencies (such indebtedness does not qualify for treatment as equity under IFRS).
The usefulness of Adjusted Net Debt to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in the pharmaceutical industry, (ii) it does not reflect the amounts of interest payments to be paid on Takeda’s indebtedness, (iii) it does not reflect any restrictions on Takeda’s ability to prepay or redeem any of our indebtedness, (iv) it does not reflect any fees, costs or other expenses that Takeda may incur in converting cash equivalents to cash, in converting cash from one currency into another or in moving cash within our consolidated group, (v) it applies to gross debt an adjustment for average foreign exchange rates which, although consistent with Takeda’s financing agreements, does not reflect the actual rates at which Takeda would be able to convert one currency into another and (vi) it reflects an equity credit despite the fact that Takeda’s subordinated bonds are not eligible for equity treatment under IFRS, although Takeda believes this adjustment to be reasonable and useful to investors. Adjusted Net Debt should not be considered in isolation and is not, and should not be viewed as, a substitute for bonds and loans or any other measure of indebtedness presented in accordance with IFRS. The most directly comparable measures under IFRS for Net Debt is bonds and loans. Starting from the quarter ended June 30, 2024, we i) changed the title of Net Debt as previously represented to "Adjusted Net Debt" and ii) began reporting “Net Debt” as the book value of bonds and loans on consolidated statements of financial position adjusted only for cash and cash equivalents. This change is intended to enhance the comparability of our Net Debt disclosures to those of our peers and to better describe the nature of these measures as presented by Takeda.
U.S. Dollar Convenience Translations
In the Financial Appendix, certain amounts presented in Japanese yen have been translated to U.S. dollars solely for the convenience of the reader at an exchange rate of 1USD = 143.25 JPY, the Noon Buying Rate certified by the Federal Reserve Bank of New York on September 30, 2024. The rate and methodologies used for the convenience translations differ from the currency exchange rates and translation methodologies under IFRS used for the preparation of the condensed interim consolidated financial statements. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at this or any other rate.

FY2024 H1 Reported Results with CER % Change

(Billion JPY, except EPS)	FY2023 H1	FY2024 H1	vs. PY			(Million USD, except EPS) FY2024 H1 Convenience USD Translation
			AER		CER
			Amount of Change	% CHANGE	% CHANGE
Revenue	2,101.7	2,384.0	282.3	13.4%	5.0%	16,642
Cost of sales	(664.7)	(781.3)	(116.6)	(17.5)%	(9.2)%	(5,454)
Gross profit	1,437.0	1,602.8	165.8	11.5%	3.1%	11,189
Margin	68.4%	67.2%		(1.1) pp	(1.2) pp	67.2%
SG&A expenses	(501.1)	(538.3)	(37.2)	(7.4)%	0.4%	(3,758)
R&D expenses	(346.7)	(344.0)	2.7	0.8%	8.3%	(2,402)
Amortization of intangible assets associated with products	(253.9)	(277.5)	(23.6)	(9.3)%	(0.0)%	(1,937)
Impairment losses on intangible assets associated with products*1	(115.8)	(27.8)	88.0	76.0%	76.5%	(194)
Other operating income	9.9	13.9	4.1	41.1%	32.9%	97
Other operating expenses	(110.2)	(78.5)	31.7	28.8%	35.2%	(548)
Operating profit	119.2	350.6	231.3	194.0%	173.1%	2,447
Margin	5.7%	14.7%		9.0 pp	9.1 pp	14.7%
Finance income	24.3	34.8	10.5	43.1%	40.8%	243
Finance expenses	(106.1)	(128.1)	(22.1)	(20.8)%	(17.3)%	(895)
Share of profit (loss) of investments accounted for using the equity method	1.6	(1.2)	(2.9)	―	―	(9)
Profit before tax	39.1	256.0	216.9	555.5%	500.1%	1,787
Income tax (expenses) benefit	2.4	(68.6)	(71.0)	―	―	(479)
Net profit for the period	41.4	187.4	146.0	352.3%	306.2%	1,308
Non-controlling interests	(0.1)	(0.1)	(0.0)	(58.8)%	(58.6)%	(1)
Net profit attributable to owners of the Company	41.4	187.3	145.9	352.8%	306.6%	1,307
Basic EPS (JPY or USD)	26.51	118.85	92.34	348.4%	302.7%	0.83

*1 Includes in-process R&D
When comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations, for the definition of the “Constant Exchange Rate change”.

% change versus the same period of the previous fiscal year is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2024 Q2 (Jul-Sep) Reported Results with CER % Change

(Billion JPY, except EPS)	FY2023 Q2 (Jul-Sep)	FY2024 Q2 (Jul-Sep)	vs. PY			(Million USD, except EPS) FY2024 Q2 (Jul-Sep) Convenience USD Translation
			AER		CER
			Amount of Change	% CHANGE	% CHANGE
Revenue	1,043.1	1,176.0	132.9	12.7%	8.0%	8,210
Cost of sales	(343.6)	(394.3)	(50.7)	(14.8)%	(10.1)%	(2,753)
Gross profit	699.5	781.7	82.2	11.8%	7.0%	5,457
Margin	67.1%	66.5%		(0.6) pp	(0.6) pp	66.5%
SG&A expenses	(253.0)	(268.3)	(15.3)	(6.1)%	(1.5)%	(1,873)
R&D expenses	(183.9)	(175.6)	8.4	4.6%	8.8%	(1,226)
Amortization of intangible assets associated with products	(130.7)	(138.9)	(8.1)	(6.2)%	(0.8)%	(969)
Impairment losses on intangible assets associated with products*1	(109.5)	(3.5)	106.0	96.8%	97.0%	(25)
Other operating income	5.7	3.1	(2.6)	(45.9)%	(45.1)%	21
Other operating expenses	(77.4)	(14.3)	63.1	81.5%	81.2%	(100)
Operating profit	(49.3)	184.2	233.6	―	―	1,286
Margin	(4.7)%	15.7%		20.4 pp	20.5 pp	15.7%
Finance income	9.4	6.5	(2.8)	(30.2)%	(32.1)%	46
Finance expenses	(58.0)	(70.9)	(12.9)	(22.1)%	(18.8)%	(495)
Share of profit (loss) of investments accounted for using the equity method	2.0	(0.5)	(2.6)	―	―	(4)
Profit before tax	(96.0)	119.4	215.4	―	―	833
Income tax (expenses) benefit	48.0	(27.3)	(75.3)	―	―	(190)
Net profit for the period	(48.0)	92.1	140.1	―	―	643
Non-controlling interests	(0.1)	(0.1)	(0.0)	(2.7)%	(6.2)%	(0)
Net profit attributable to owners of the Company	(48.0)	92.0	140.1	―	―	643
Basic EPS (JPY or USD)	(30.68)	58.21	88.90	―	―	0.41

*1 Includes in-process R&D
When comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations, for the definition of the “Constant Exchange Rate change”.

% change versus the same period of the previous fiscal year is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2024 H1 Core Results with CER % Change

(Billion JPY, except EPS)	FY2023 H1	FY2024 H1	vs. PY			(Million USD, except EPS) FY2024 H1 Convenience USD Translation
			AER		CER
			Amount of Change	% CHANGE	% CHANGE
Revenue	2,101.7	2,384.0	282.3	13.4%	5.0%	16,642
Cost of sales	(664.8)	(781.5)	(116.6)	(17.5)%	(9.2)%	(5,455)
Gross profit	1,436.9	1,602.6	165.7	11.5%	3.1%	11,187
Margin	68.4%	67.2%		(1.1) pp	(1.2) pp	67.2%
SG&A expenses	(501.4)	(538.5)	(37.1)	(7.4)%	0.5%	(3,759)
R&D expenses	(346.7)	(344.1)	2.6	0.7%	8.3%	(2,402)
Operating profit	588.8	719.9	131.2	22.3%	12.9%	5,026
Margin	28.0%	30.2%		2.2 pp	2.1 pp	30.2%
Finance income	24.0	28.8	4.8	19.8%	17.9%	201
Finance expenses	(87.8)	(102.0)	(14.2)	(16.2)%	(12.3)%	(712)
Share of profit (loss) of investments accounted for using the equity method	2.3	1.6	(0.6)	(27.7)%	(30.7)%	12
Profit before tax	527.2	648.3	121.1	23.0%	13.0%	4,525
Income tax (expenses) benefit	(119.4)	(159.1)	(39.6)	(33.2)%	(27.1)%	(1,111)
Net profit for the period	407.8	489.2	81.4	20.0%	8.9%	3,415
Non-controlling interests	(0.1)	(0.1)	(0.0)	(58.8)%	(58.6)%	(1)
Net profit attributable to owners of the Company	407.7	489.1	81.4	20.0%	8.9%	3,414
Basic EPS (JPY or USD)	261	310	49	18.8%	7.9%	2.17

When comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations, for the definition of the “Constant Exchange Rate change”.

% change versus the same period of the previous fiscal year is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2024 Q2 (Jul-Sep) Core Results with CER % Change

(Billion JPY, except EPS)	FY2023 Q2 (Jul-Sep)	FY2024 Q2 (Jul-Sep)	vs. PY			(Million USD, except EPS) FY2024 Q2 (Jul-Sep) Convenience USD Translation
			AER		CER
			Amount of Change	% CHANGE	% CHANGE
Revenue	1,043.1	1,176.0	132.9	12.7%	8.0%	8,210
Cost of sales	(343.6)	(394.4)	(50.8)	(14.8)%	(10.2)%	(2,753)
Gross profit	699.5	781.7	82.2	11.7%	7.0%	5,457
Margin	67.1%	66.5%		(0.6) pp	(0.7) pp	66.5%
SG&A expenses	(253.1)	(268.4)	(15.3)	(6.0)%	(1.5)%	(1,874)
R&D expenses	(183.9)	(175.6)	8.3	4.5%	8.8%	(1,226)
Operating profit	262.4	337.7	75.2	28.7%	23.3%	2,357
Margin	25.2%	28.7%		3.6 pp	3.6 pp	28.7%
Finance income	9.2	6.1	(3.1)	(33.2)%	(34.3)%	43
Finance expenses	(44.5)	(49.4)	(4.9)	(11.0)%	(6.9)%	(345)
Share of profit (loss) of investments accounted for using the equity method	1.5	1.3	(0.3)	(16.8)%	(16.8)%	9
Profit before tax	228.7	295.7	67.0	29.3%	23.9%	2,064
Income tax (expenses) benefit	(54.3)	(83.3)	(29.1)	(53.6)%	(50.6)%	(582)
Net profit for the period	174.4	212.3	37.9	21.8%	15.6%	1,482
Non-controlling interests	(0.1)	(0.1)	(0.0)	(2.7)%	(6.2)%	(0)
Net profit attributable to owners of the Company	174.3	212.3	37.9	21.8%	15.6%	1,482
Basic EPS (JPY or USD)	111	134	23	20.5%	14.5%	0.94

When comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. Please refer to Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations, for the definition of the “Constant Exchange Rate change”.

% change versus the same period of the previous fiscal year is presented as positive when favorable to profits, and negative when unfavorable to profits.

FY2024 H1 Reconciliation from Reported to Core

(Billion JPY, except EPS and number of shares)	REPORTED	REPORTED TO CORE ADJUSTMENTS					CORE
		Amortization of intangible assets	Impairment of intangible assets	Teva JV related adjustment*2	Other operating income/ expenses	Others
Revenue	2,384.0						2,384.0
Cost of sales	(781.3)					(0.2)	(781.5)
Gross profit	1,602.8					(0.2)	1,602.6
SG&A expenses	(538.3)					(0.2)	(538.5)
R&D expenses	(344.0)					(0.1)	(344.1)
Amortization of intangible assets associated with products	(277.5)	277.5					—
Impairment losses on intangible assets associated with products*1	(27.8)		27.8				—
Other operating income	13.9				(13.9)		—
Other operating expenses	(78.5)				78.5		—
Operating profit	350.6	277.5	27.8		64.6	(0.5)	719.9
Margin	14.7%						30.2%
Finance income and (expenses), net	(93.4)			18.3		1.7	(73.3)
Share of profit (loss) of investments accounted for using the equity method	(1.2)					2.9	1.6
Profit before tax	256.0	277.5	27.8	18.3	64.6	4.1	648.3
Income tax (expenses) benefit	(68.6)	(58.1)	(8.0)	(5.6)	(14.7)	(4.1)	(159.1)
Non-controlling interests	(0.1)						(0.1)
Net profit attributable to owners of the Company	187.3	219.4	19.8	12.7	49.9	(0.0)	489.1
Basic EPS (JPY)	119						310
Number of shares (millions)	1,576						1,576
*1 Includes in-process R&D.
*2 An impairment loss of JPY 18.3 billion as a result of the classification of Teva Takeda Pharma Ltd. shares to the assets held for sale for the six-month period ended September 30, 2024.

FY2024 Q2 (Jul-Sep) Reconciliation from Reported to Core

(Billion JPY, except EPS and number of shares)	REPORTED	REPORTED TO CORE ADJUSTMENTS					CORE
		Amortization of intangible assets	Impairment of intangible assets	Teva JV related adjustment*2	Other operating income/ expenses	Others
Revenue	1,176.0						1,176.0
Cost of sales	(394.3)					(0.1)	(394.4)
Gross profit	781.7					(0.1)	781.7
SG&A expenses	(268.3)					(0.1)	(268.4)
R&D expenses	(175.6)					(0.0)	(175.6)
Amortization of intangible assets associated with products	(138.9)	138.9					—
Impairment losses on intangible assets associated with products*1	(3.5)		3.5				—
Other operating income	3.1				(3.1)		—
Other operating expenses	(14.3)				14.3		—
Operating profit	184.2	138.9	3.5		11.2	(0.2)	337.7
Margin	15.7%						28.7%
Finance income and (expenses), net	(64.3)			18.3		2.8	(43.2)
Share of profit (loss) of investments accounted for using the equity method	(0.5)					1.8	1.3
Profit before tax	119.4	138.9	3.5	18.3	11.2	4.3	295.7
Income tax (expenses) benefit	(27.3)	(29.1)	(0.8)	(5.6)	(3.3)	(17.3)	(83.3)
Non-controlling interests	(0.1)						(0.1)
Net profit attributable to owners of the Company	92.0	109.8	2.8	12.7	7.9	(13.0)	212.3
Basic EPS (JPY)	58						134
Number of shares (millions)	1,581						1,581
*1 Includes in-process R&D.
*2 An impairment loss of JPY 18.3 billion as a result of the classification of Teva Takeda Pharma Ltd. shares to the assets held for sale for the quarter ended September 30, 2024.

FY2023 H1 Reconciliation from Reported to Core

(Billion JPY, except EPS and number of shares)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others
Revenue	2,101.7					2,101.7
Cost of sales	(664.7)				(0.1)	(664.8)
Gross profit	1,437.0				(0.1)	1,436.9
SG&A expenses	(501.1)				(0.3)	(501.4)
R&D expenses	(346.7)				0.0	(346.7)
Amortization of intangible assets associated with products	(253.9)	253.9				—
Impairment losses on intangible assets associated with products*1	(115.8)		115.8			—
Other operating income	9.9			(9.9)		—
Other operating expenses	(110.2)			110.2		—
Operating profit	119.2	253.9	115.8	100.4	(0.5)	588.8
Margin	5.7%					28.0%
Finance income and (expenses), net	(81.8)				18.0	(63.8)
Share of profit (loss) of investments accounted for using the equity method	1.6				0.7	2.3
Profit before tax	39.1	253.9	115.8	100.4	18.1	527.2
Income tax (expenses) benefit	2.4	(54.1)	(25.6)	(16.5)	(25.6)	(119.4)
Non-controlling interests	(0.1)					(0.1)
Net profit attributable to owners of the Company	41.4	199.8	90.1	83.8	(7.5)	407.7
Basic EPS (JPY)	27					261
Number of shares (millions)	1,561					1,561
*1 Includes in-process R&D.

FY2023 Q2 (Jul-Sep) Reconciliation from Reported to Core

(Billion JPY, except EPS and number of shares)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others
Revenue	1,043.1					1,043.1
Cost of sales	(343.6)				(0.0)	(343.6)
Gross profit	699.5				(0.0)	699.5
SG&A expenses	(253.0)				(0.2)	(253.1)
R&D expenses	(183.9)				0.0	(183.9)
Amortization of intangible assets associated with products	(130.7)	130.7				—
Impairment losses on intangible assets associated with products*1	(109.5)		109.5			—
Other operating income	5.6			(5.6)		—
Other operating expenses	(77.3)			77.3		—
Operating profit	(49.3)	130.7	109.5	71.7	(0.2)	262.4
Margin	(4.7)%					25.2%
Finance income and (expenses), net	(48.7)				13.4	(35.3)
Share of profit (loss) of investments accounted for using the equity method	2.0				(0.5)	1.5
Profit before tax	(96.0)	130.7	109.5	71.7	12.7	228.7
Income tax (expenses) benefit	48.0	(27.8)	(24.3)	(10.1)	(40.1)	(54.3)
Non-controlling interests	(0.1)					(0.1)
Net profit attributable to owners of the Company	(48.0)	102.9	85.3	61.6	(27.4)	174.3
Basic EPS (JPY)	(31)					111
Number of shares (millions)	1,565					1,565
*1 Includes in-process R&D.

FY2024 H1 Adjusted Free Cash Flow

(Billion JPY)	FY2023 H1	FY2024 H1	vs. PY		(Million USD) FY2024 H1 Convenience USD Translation
Net profit	41.4	187.4	146.0	352.3%	1,308
Depreciation, amortization and impairment loss	480.9	420.7	(60.2)		2,937
Decrease (increase) in trade working capital	(200.7)	(146.1)	54.6		(1,020)
Income taxes paid	(129.0)	(89.1)	40.0		(622)
Tax refunds and interest on tax refunds received	10.1	4.3	(5.8)		30
Other	88.6	74.0	(14.6)		517
Net cash from operating activities (Operating Cash Flow)	291.3	451.3	160.0	54.9%	3,150
Acquisition of PP&E	(83.8)	(106.9)	(23.1)		(746)
Free Cash Flow*1	207.5	344.4	136.9	66.0%	2,404
Adjustment for cash temporarily held by Takeda on behalf of third parties*2	(30.2)	8.5	38.7		59
Proceeds from sales of PP&E	8.3	0.0	(8.3)		0
Acquisition of intangible assets*3	(255.5)	(91.6)	163.9		(639)
Acquisition of option to license	—	(31.8)	(31.8)		(222)
Acquisition of investments*4	(2.3)	(13.5)	(11.2)		(94)
Proceeds from sales and redemption of investments	0.6	23.1	22.5		161
Proceeds from sales of business, net of cash and cash equivalents divested	0.4	8.3	8.0		58
Adjusted Free Cash Flow*1	(71.1)	247.5	318.7	—	1,728

*1 Please refer to Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations for additional information on change in the titles and definitions of Free Cash Flow and Adjusted Free Cash Flow from FY2024.

*2 Adjustment for cash temporarily held by Takeda on behalf of third parties refers to changes in cash balances that are temporarily held by Takeda on behalf of third parties related to vaccine operations and the trade receivables sales program, which are not available to Takeda’s immediate or general business use.

*3 Proceeds from sale of intangible assets are separately adjusted as they are recorded within operating cash flows, except certain immaterial transactions.
*4 Acquisition of JPY 14.3 billion debt investments classified as Level 1 in the fair value hierarchy is excluded for the six-month period ended September 30, 2024.

FY2024 H1 Adjusted Net Debt to Adjusted EBITDA

NET DEBT/ADJUSTED EBITDA RATIO		NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
(Billion JPY)	FY2024 H1	(Billion JPY)	FY2023 H1	FY2024 H1	vs. PY
Book value of bonds and loans on consolidated statements of financial position	(5,051.2)	Net cash from operating activities (Operating Cash Flow)	291.3	451.3	160.0	54.9%
		Acquisition of PP&E	(83.8)	(106.9)
Cash & cash equivalents	859.0	Proceeds from sales of PP&E	8.3	0.0
Net Debt*1	(4,192.2)	Acquisition of intangible assets	(255.5)	(91.6)
Application of equity credit*2	250.0	Acquisition of option to license	—	(31.8)
FX adjustment*3	(167.9)	Acquisition of investments	(2.3)	(27.7)
Cash temporarily held by Takeda on behalf of third parties*4	(99.3)	Proceeds from sales and redemption of investments	0.6	23.1
Level 1 debt investments*4	14.3	Proceeds from sales of business, net of cash and cash equivalents divested	0.4	8.3
Adjusted Net Debt*1	(4,195.1)	Payments for the settlement of forward exchange contracts designated as net investment hedges	—	(14.0)

Adjusted EBITDA (LTM)*5	1,459.2	Net increase (decrease) in short-term loans and commercial papers	110.0	(317.0)
		Proceeds from long-term loans	100.0	50.0
Adjusted Net Debt/Adjusted EBITDA ratio	2.9x	Repayment of long-term loans	(100.2)	(50.2)
		Proceeds from issuance of bonds	—	934.5
Book value of bonds and loans on consolidated statements of financial position	(5,051.2)	Repayment of bonds	(145.9)	(233.8)
		Proceeds from the settlement of cross currency interest rate swaps related to bonds and loans	60.1	46.9
Application of equity credit *2	250.0
FX adjustment*3	(167.9)	Acquisition of treasury shares	(2.3)	(1.9)
Adjusted Gross Debt	(4,969.1)	Interest paid	(49.7)	(42.3)
		Dividends paid	(139.8)	(147.3)
		Others	(25.5)	(23.8)
		Net increase (decrease) in cash and cash equivalents	(234.2)	425.8	660.0	―

*1 Please refer to Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations for additional information on change in the titles and definitions of Net Debt and Adjusted Net Debt from FY2024.

*2 Application of equity credit includes JPY 250.0 billion reduction in debt due to a 50% equity credit applied to JPY 500.0 billion principal amount of our hybrid (subordinated) bonds and loans by S&P Global Rating Japan, given that those instruments qualify for certain equity credit for leverage purposes.
*3 FX adjustment refers to change from month-end rate to average rate used for non-JPY debt calculation outstanding at the beginning of the period to match with adjusted EBITDA (which is calculated based on average rates). New non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period are translated to JPY at relevant spot rates as of the relevant date.
*4 Adjustments related to cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, which is not available to Takeda’s immediate or general business use, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets.
*5 LTM represents Last Twelve Months (October 2023 - September 2024). Calculated by subtracting FY2023 H1 from FY2023 Full Year and adding FY2024 H1.

FY2023 Adjusted Net Debt to Adjusted EBITDA

NET DEBT/ADJUSTED EBITDA RATIO		NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
(Billion JPY)	FY2023	(Billion JPY)	FY2022	FY2023	vs. PY
Book value of bonds and loans on consolidated statements of financial position	(4,843.8)	Net cash from operating activities (Operating Cash Flow)	977.2	716.3	(260.8)	(26.7)%
		Acquisition of PP&E	(140.7)	(175.4)
Cash & cash equivalents	457.8	Proceeds from sales of PP&E	1.0	8.6
Net Debt*1	(4,386.0)	Acquisition of intangible assets	(493.0)	(305.3)
Application of equity credit*2	250.0	Acquisition of investments	(10.2)	(6.8)
FX adjustment*3	152.5	Proceeds from sales and redemption of investments	22.3	8.0
Cash temporarily held by Takeda on behalf of third parties*4	(107.8)	Proceeds from sales of business, net of cash and cash equivalents divested	8.0	20.0
Level 1 debt investments*4	—	Net increase in short-term loans and commercial papers	40.0	277.0
Adjusted Net Debt*1	(4,091.3)	Proceeds from long-term loans	75.0	100.0
		Repayment of long-term loans	(75.2)	(100.4)
Adjusted EBITDA	1,319.9	Repayment of bonds	(281.5)	(220.5)
		Proceeds from the settlement of cross currency interest rate swaps related to bonds	—	60.1
Adjusted Net Debt/Adjusted EBITDA ratio	3.1x	Purchase of treasury shares	(26.9)	(2.3)
		Interest paid	(108.6)	(100.4)
Book value of bonds and loans on consolidated statements of financial position	(4,843.8)	Dividends paid	(279.4)	(287.2)
		Others	(47.0)	(93.6)
Application of equity credit*2	250.0	Net increase (decrease) in cash and cash equivalents	(339.1)	(101.9)	237.2	69.9%
FX adjustment*3	152.5
Adjusted Gross Debt	(4,441.2)

*1 The FY2023 presentation included herein has been adjusted for new definitions applied starting from the quarter ended June 30, 2024; please refer to Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations for additional information on change in the titles and definitions of Net Debt and Adjusted Net Debt from FY2024.

*2 Application of equity credit includes JPY 250.0 billion reduction in debt due to a 50% equity credit applied to JPY 500.0 billion principal amount of our hybrid (subordinated) bonds and loans by S&P Global Rating Japan, given that those instruments qualify for certain equity credit for leverage purposes.
*3 FX adjustment refers to change from month-end rate to average rate used for non-JPY debt calculation outstanding at the beginning of the period to match with adjusted EBITDA (which is calculated based on average rates). New non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period are translated to JPY at relevant spot rates as of the relevant date.
*4 Adjustments related to cash temporarily held by Takeda on behalf of third parties related to vaccine operations and to the trade receivables sales program, which is not available to Takeda’s immediate or general business use, and debt investments classified as Level 1 in the fair value hierarchy being recorded as Other Financial Assets.

FY2024 H1 Net Profit to Adjusted EBITDA Bridge

(Billion JPY)	FY2023 H1	FY2024 H1	vs. PY
Net profit	41.4	187.4	146.0	352.3%
Income tax expenses (benefit)	(2.4)	68.6
Depreciation and amortization	354.2	384.7
Interest expense, net	54.0	58.3
EBITDA	447.2	699.0	251.8	56.3%
Impairment losses	126.7	36.1
Other operating expense (income), net, excluding depreciation and amortization and other miscellaneous expenses (non-cash item)	89.6	54.2
Finance expense (income), net, excluding interest expense, net	27.8	35.0
Share of loss (profit) on investments accounted for under the equity method	(1.6)	1.2
Other costs*1	32.5	34.2
Adjusted EBITDA	722.2	859.8	137.5	19.0%

*1 Includes adjustments for non-cash equity-based compensation expense and other one time non-cash expense.

FY2024 H1 Net Profit to Adjusted EBITDA LTM Bridge

(Billion JPY)	FY2023 Full Year (Apr - Mar)	FY2023 H1 (Apr - Sep)	FY2024 H1 (Apr - Sep)	FY2024 H1 LTM*1 (Oct - Sep)
Net profit	144.2	41.4	187.4	290.2
Income tax expenses (benefit)	(91.4)	(2.4)	68.6	(20.5)
Depreciation and amortization	728.0	354.2	384.7	758.5
Interest expense, net	108.2	54.0	58.3	112.6
EBITDA	889.0	447.2	699.0	1,140.8
Impairment losses	150.0	126.7	36.1	59.4
Other operating expense (income), net, excluding depreciation and amortization and other miscellaneous expenses (non-cash item)	162.2	89.6	54.2	126.8
Finance expense (income), net, excluding interest expense, net	59.5	27.8	35.0	66.7
Share of loss (profit) on investments accounted for under the equity method	(6.5)	(1.6)	1.2	(3.6)
Other costs*2	69.9	32.5	34.2	71.6
Adjusted EBITDA	1,324.1	722.2	859.8	1,461.7
EBITDA from divested products*3	(4.2)			(2.4)
Adjusted EBITDA (LTM)	1,319.9			1,459.2

*1 LTM represents Last Twelve Months (October 2023 - September 2024). Calculated by subtracting FY2023 H1 from FY2023 Full Year and adding FY2024 H1.
*2 Includes adjustments for non-cash equity-based compensation expense and other one time non-cash expense.
*3 Represents adjustments for EBITDA from divested products which are removed as part of LTM Adjusted EBITDA.

FY2024 H1 CAPEX, Depreciation and Amortization and Impairment Losses

(Billion JPY)	FY2023 H1	FY2024 H1	vs. PY		FY2024 Revised Forecast (October 31, 2024)
Capital expenditures*1	339.3	198.5	(140.8)	(41.5)%	380.0 - 420.0
Tangible assets	83.8	106.9	23.1	27.6%
Intangible assets	255.5	91.6	(163.9)	(64.2)%

Depreciation and amortization	354.2	384.7	30.5	8.6%	756.0
Depreciation of tangible assets*2 (A)	84.8	87.6	2.8	3.3%
Amortization of intangible assets (B)	269.4	297.1	27.7	10.3%
Of which Amortization associated with products (C)	253.9	277.5	23.6	9.3%	541.0
Of which Amortization excluding intangible assets associated with products (D)	15.5	19.6	4.1	26.6%

Depreciation and amortization (excluding intangible assets associated with products) (A)+(D)	100.3	107.2	6.9	6.9%	215.0

Impairment losses	126.7	36.1	(90.6)	(71.5)%
Impairment losses on intangible assets associated with products*3	115.8	27.8	(88.0)	(76.0)%	50.0

Amortization and impairment losses on intangible assets associated with products	369.7	305.2	(64.4)	(17.4)%	591.0
*1 Cash flow base
*2 Includes depreciation of investment properties
*3 Includes in-process R&D

FY2024 Full Year Detailed Forecast

(BN JPY)		Original Forecast (May 9, 2024)	Revised Forecast (October 31, 2024)	vs. Original Forecast		Variances

REPORTED	Revenue	4,350.0	4,480.0	130.0	3.0%	Business momentum including Vyvanse and FX benefit
	Cost of sales	(1,500.0)	(1,555.0)	(55.0)	(3.7)%
	Gross Profit	2,850.0	2,925.0	75.0	2.6%	Reflects revenue growth; Gross margin negatively impacted by FX
	SG&A expenses	(1,080.0)	(1,105.0)	(25.0)	(2.3)%	Mainly FX impact
	R&D expenses	(770.0)	(770.0)	—	—
	Amortization of intangible assets associated with products	(540.0)	(541.0)	(1.0)	(0.2)%	Mainly FX impact
	Impairment losses on intangible assets associated with products*1	(50.0)	(50.0)	—	—
	Other operating income	15.0	19.0	4.0	26.7%	Divestiture related income and legal settlement income
	Other operating expenses	(200.0)	(213.0)	(13.0)	(6.5)%	Asset write-off for option right and FX impact
	Operating profit	225.0	265.0	40.0	17.8%
	Finance income (expenses), net	(172.0)	(168.0)	4.0	2.3%
	Profit before tax	55.0	93.0	38.0	69.1%
	Net profit attributable to owners of the Company	58.0	68.0	10.0	17.2%	Higher tax charges, mainly due to the write-down of deferred tax assets
	Basic EPS (yen)	37	43	6	17.2%

	Core Revenue*2	4,350.0	4,480.0	130.0	3.0%	Business momentum including Vyvanse and FX benefit
	Core Operating Profit*2	1,000.0	1,050.0	50.0	5.0%	Business momentum including Vyvanse and FX benefit
	Core EPS (yen)*2	431	456	26	5.9%

	Adjusted Free Cash Flow*2	350.0 to 450.0	400.0 to 500.0			Reflects upgrade to Core Operating Profit forecast
	CAPEX (cash flow base)	(380.0) to (420.0)	(380.0) to (420.0)
	Depreciation and amortization (excl. intangible assets associated with products)	(205.0)	(215.0)	(10.0)	(4.9)%	Mainly FX impact
	Cash tax rate on Adjusted EBITDA (excl. divestitures)*2	Mid teen %	Mid teen %

	USD/JPY	150	150	—	—
	EUR/JPY	160	165	5	3.1%
*1 Includes in-process R&D.
*2 Please refer to Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations, for the definition of Non-IFRS Measures and FY2024 Full Year Reconciliation from Reported Operating Profit to Core Operating Profit Forecast.

FY2024 Full Year Reconciliation from Reported Operating Profit to Core Operating Profit Forecast

(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS			CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income (expenses) and other adjustments
Revenue	4,480.0				4,480.0
Cost of sales	(1,555.0)				(3,430.0)
Gross Profit	2,925.0
SG&A expenses	(1,105.0)
R&D expenses	(770.0)
Amortization of intangible assets associated with products	(541.0)	541.0			—
Impairment losses on intangible assets associated with products*1	(50.0)		50.0		—
Other operating income	19.0			(19.0)	—
Other operating expenses	(213.0)			213.0	—
Operating profit	265.0	541.0	50.0	194.0	1,050.0
*1 Includes in-process R&D

FY2024 Full Year FX Rates Assumptions and Currency Sensitivity vs. Forecast

Average Exchange Rates vs. JPY					Impact of depreciation of yen from October 2024 to March 2025 (100 million JPY)
	FY2023 H1 Actual (Apr-Sep)	FY2024 H1 Actual (Apr-Sep)	FY2024 Full Year Assumption (Apr-Mar)	FY2024 H2 Assumption (Oct-Mar)		Revenue (IFRS)	Operating Profit (IFRS)	Net Profit (IFRS)	Core Operating Profit (non-IFRS)
USD	140	154	150	146	1% depreciation	86.4	(6.7)	(8.5)	16.4
					1 yen depreciation	57.6	(4.5)	(5.7)	10.9
EUR	153	166	165	164	1% depreciation	27.9	(22.8)	(19.0)	(17.3)
					1 yen depreciation	16.9	(13.8)	(11.5)	(10.5)
RUB	1.6	1.7	1.7	1.7	1% depreciation	1.7	0.9	0.7	1.1
CNY	19.8	21.3	21.2	21.1		10.0	6.5	5.2	6.5
BRL	28.5	28.9	28.6	28.4		4.1	2.6	2.0	2.6

Important Notice
For the purposes of this notice, “report” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this report. This report (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this report. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This report is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this report, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
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Forward-Looking Statements
This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects”, "forecasts", "outlook" or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic; the success of our environmental sustainability efforts, in enabling us to reduce our greenhouse gas emissions or meet our other environmental goals; the extent to which our efforts to increase efficiency, productivity or cost-savings, such as the integration of digital technologies, including artificial intelligence, in our business or other initiatives to restructure our operations will lead to the expected benefits; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Financial Information and Non-IFRS Measures
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).
This report and materials distributed in connection with this report include certain financial measures not presented in accordance with IFRS, such as Core Revenue, Core Operating Profit, Core Net Profit for the year attributable to owners of the Company, Core EPS, Constant Exchange Rate (“CER”) change, Net Debt, Adjusted Net Debt, EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this presentation. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the definitions and reconciliations of non-IFRS measures to their most directly comparable IFRS measures. Beginning in the quarter ended June 30, 2024, Takeda (i) changed its methodology for CER adjustments to results of subsidiaries in hyperinflation countries to present those results in a manner consistent with IAS 29, Financial Reporting in Hyperinflation Economies, (ii) re-named Free Cash Flow as previously calculated as “Adjusted Free Cash Flow” (with “Free Cash Flow” to be reported as Operating Cash Flow less Property, Plant and Equipment), and (iii) re-named Net Debt as previously calculated as “Adjusted Net Debt” (with “Net Debt” to be reported as the book value of bonds and loans less cash and cash equivalents).
The usefulness of Core Financial Measures to investors has significant limitations including, but not limited to, (i) they are not necessarily identical to similarly titled measures used by other companies, including those in the pharmaceutical industry, (ii) they exclude financial information and events, such as the effects of non-cash expenses such as dispositions or amortization of intangible assets, that some may consider important in evaluating Takeda’s performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future (however, it is Takeda’s policy not to adjust out normal, recurring cash operating expenses necessary to operate our business) and (iv) they may not include all items which investors may consider important to an understanding of our results of operations, or exclude all items which investors may not consider to be so.
Medical Information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.